March 9, 2007

Mail Stop 4561

Mr. Joseph J. Wallace
Chief Financial Officer
Collectors Universe, Inc.
1921 E. Alton Avenue
Santa Ana, CA 92705

Re: Collectors Universe, Inc.
        Form 10-K for the year ended June 30, 2006
        Form 10-Q for the quarter ended September 30, 2006
        Form 10-Q for the quarter ended December 31, 2006
        File No. 0-27887

Dear Mr. Wallace:

        We have reviewed your response letter dated March 2, 2007 and have the
following additional comment. In our comment we ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended September 30, 2006

Form 10-Q for the quarter ended December 31, 2006

Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows, pages and 3 and 4

1. We have read your response to prior comment 3 and while we understand
    financing is provided to dealers for the purposes of facilitating sales of inventory
    that would generally be classified as an operating cash flow, we continue to
    question your conclusions. Considering that advances to and repayments of notes
    receivable to dealers are not amounts derived from the actual sales to these
    customers, it appears that they do not enter into the determination of net income

as discussed in paragraph 21 of SFAS 95.   In light of the above, we do not understand your basis for classifying these cash flows as operating activities under SFAS 95. Please advise us further or revise your presentation accordingly.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief